787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 2, 2022

VIA EDGAR

David Manion

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Investment Quality Municipal Trust, Inc.

(Securities Act File No. 333-263021, Investment Company Act File No. 811-07354)

Response to Staff Comments

Dear Mr. Manion and Mr. Grzeskiewicz:

On behalf of BlackRock Investment Quality Municipal Trust, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on March 14, 2022 and March 25, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed on February 25, 2022.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

June 2, 2022

Accounting Staff Comment

Comment No. 1:	Statement of Additional Information—Financial Statements. Please correct the reference to the Fund’s semi-annual report such that it reads “. . . the Fund’s semi-annual report to the Fund’s shareholders for the six months ended October 31, 2021 . . . .” (emphasis added).

Response:	The aforementioned reference will be corrected to “the six months ended October 31, 2021” in the Amendment.

Disclosure Staff Comment

Comment No. 2:	Base Prospectus—Cover Page. Consider adding disclosure that the Fund’s investments that are exempt from federal income tax may be subject to the federal alternative minimum tax.

Response:	The following sentence will be added to the cover page of the Base Prospectus: “As a matter of fundamental policy, under normal market conditions, the Fund will invest at least 80% of its Managed Assets (as defined in this Prospectus) in investments the income from which is exempt from federal income tax (except that the interest may be subject to the federal alternative minimum tax).”

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Bomi Lee, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP